SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

[February 5, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

EARNINGS IMPROVED AND CASH FLOW CONTINUED STRONG IN THE LAST QUARTER
FINANCIAL STATEMENTS 2002
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
THE IMPACT ON NET INCOME BY NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL
ASSETS PLEDGED AND CONTINGENT LIABILITIES
NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS
KEY RATIOS
EXCHANGE RATES USED
BUSINESS AREA INFORMATION
SIGNATURES

Metso Corporation’s Financial Statements 2002:

EARNINGS IMPROVED AND CASH FLOW CONTINUED STRONG IN THE LAST QUARTER

(Helsinki, Finland, February 5, 2003)

•	Metso Corporation’s (NYSE: MX; HEX: MEO) earnings per share excl. nonrecurring items and amortization of goodwill was EUR 0.99 (EUR 1.26 in 2001). Earnings per share was EUR 0.48 (EUR 1.09 in 2001).

•	Metso’s earnings per share for the fourth quarter of 2002 was 0.35 euro (10-12/2001: 0.26 euro).

•	The Corporation’s net sales totaled EUR 4,691 million (EUR 4,343 million in 2001).

•	Operating profit before nonrecurring items and amortization of goodwill was EUR 251 million (EUR 270 million). The operating profit was EUR 167 million (EUR 246 million).

•	New orders worth EUR 4,646 million (EUR 3,778 million) were received. The Corporation’s end-of-year order backlog was EUR 1,589 million (EUR 1,772 million).

•	Net cash provided by operating activities was EUR 252 million (EUR 235 million).

•	Gearing at the end of the year was 80.6 percent (84.8 percent at end of 2001).

•	The Board of Directors proposes to the Annual General Meeting to be convened on April 15, 2003 that a dividend of EUR 0.60 per share (EUR 0.60 per share) be distributed.

The uncertainty of the global economy was reflected in Metso’s market environment and product demand throughout the year, especially in the important US and German markets. The development in the Chinese market was positive.

In 2002, Metso’s net sales increased by 8 percent over the previous year. Of the net sales, 38 percent came from Metso Paper (excl. Converting Equipment group), 38 percent from Metso Minerals, 13 percent from Metso Automation and 8 percent from Metso Ventures.

The demand for aftermarket services was good and they accounted for 33 percent of Metso’s net sales compared with 27 percent in the previous year. The share of aftermarket services increased to 28 percent for Metso Paper, to 42 percent for Metso Minerals and to 23 percent for Metso Automation.

In 2002 Metso received 23 percent more orders than in the comparison year 2001. The order backlog at the end of 2002 was 10 percent under the last year-end level.

Metso’s operating profit was EUR 167 million, or 3.6 percent of net sales. During the year’s final quarter, the profitability of both Metso Paper and Metso Minerals improved. Metso’s operating profit for the whole year declined, due especially to the weakened market situation in Germany and the USA. In addition, the operating loss of Metso Panelboard, part of Metso Ventures, and of the Converting Equipment group, part of Metso Paper, as well as the integration of Metso Minerals, weakened the Corporation’s profitability.

In 2002 Metso’s net cash provided by operating activities was EUR 252 million. Operating cash flow continued to be good in the year’s final quarter, totaling EUR 93 million.

Metso’s net interest bearing liabilities fell and gearing, the ratio of net interest bearing liabilities to shareholders’ equity, fell from 87.3 percent at the end of September to 80.6 percent at the end of December.

“Metso’s market environment is expected to continue uncertain in the near future, although the paper industry’s investment planning activity seems to be cautiously reviving. We are continuing work to improve profitability and to achieve our financial goals,” says Tor Bergman, President and CEO of Metso Corporation.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Sakari Tamminen, Executive Vice President & CFO, Metso Corporation,
tel. +358 204 843 010
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation,
tel. +358 204 843 253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.

ATTACHMENTS           Metso Corporation’s financial statements release

FINANCIAL STATEMENTS 2002

Key figures 2002

	10-12/	10-12/	1-12/	1-12/
	02	01	02	01
(in millions)	EUR	EUR	EUR	EUR

Net sales	1,297	1,437	4,691	4,343
Operating profit before nonrecurring items and amortization of goodwill	95	75	251	270
% of net sales	7.3	5.2	5.3	6.2
Operating profit	73	75	167	246
% of net sales	5.6	5.2	3.6	5.7
Earnings/share excluding nonrecurring items and amortization of goodwill, EUR	0.49	0.20	0.99	1.26
Earnings/share, EUR	0.35	0.26	0.48	1.09
Orders received	1,042	1,169	4,646	3,778
			31.12.02	31.12.01
Order backlog			1,589	1,772
Equity to assets ratio, %			33.3	31.1
Gearing, %			80.6	84.8

Svedala, acquired by Metso Corporation on September 14, 2001, is included in the figures from the final quarter of 2001 onwards.

General market environment

The uncertainty of the global economy was reflected in Metso’s market environment and product demand throughout the year under review, especially in the USA and Germany, both important markets for the Corporation. On the other hand, the growing Chinese market showed positive development.

In the year’s final quarter, the paper industry began to activate its investment planning, while infrastructure building in the construction and civil engineering industry continued at the level of the beginning of the year.

The demand for Metso’s products

The market for Metso Paper was satisfactory. Major paper machine projects were ongoing mainly in Canada, China and Europe. Metso also strengthened its market position in tissue and pulping lines. The US markets remained slow throughout the year. Rebuilds were pending mainly in Europe. The demand for Metso Paper’s aftermarket and maintenance services was good.

The demand for Metso Minerals’ products supplied to the construction and civil engineering industries was good in Europe, except for Germany. In the US markets, on the other hand, the demand continued weak. The demand for mining industry products strengthened slowly during the year in the southern hemisphere, but was modest elsewhere. The demand for Metso Minerals’ aftermarket and maintenance services was good.

The demand for Metso Automation’s products was satisfactory everywhere except the USA, where the market was weak the whole year.

Orders received and order backlog

In 2002, Metso received new orders worth EUR 4,646 million, or 23 percent more than in the comparison year 2001 due to the acquisition of Svedala. 46 percent of these orders originated from Europe, 27 percent from North America, 13 percent from Asia-Pacific, 9 percent from South America and 5 percent from the rest of the world.

The value of orders received by Metso Paper was 5 percent lower than in the comparison year (excluding the Converting Equipment group). The value of orders received by Metso Minerals increased substantially from the comparison year due to the acquisition of Svedala. The orders received by Metso Automation were 5 percent lower than in the comparison year. The orders received by Metso Ventures were 7 percent lower than in the comparison year.

Metso’s order backlog was EUR 1,589 million at the end of the year under review, a decrease of 10 percent from the end of 2001. Metso Paper accounted for 45 percent of the Corporation’s order backlog, Metso Minerals for 29 percent, Metso Automation for 11 percent and Metso Ventures for 9 percent. The Converting Equipment group accounted for 6 percent of the Corporation’s order backlog.

Net sales

Metso’s net sales totaled EUR 4,691 million, 8 percent more than in the comparison year. Aftermarket and maintenance services accounted for 33 percent of the Corporation’s net sales (excluding Metso Ventures). The corresponding figure in the comparison year was 27 percent. Of the Corporation’s net sales, 38 percent came from the deliveries of Metso Paper, 38 percent from Metso Minerals, 13 percent from Metso Automation and 8 percent from Metso Ventures. The Converting Equipment group accounted for 3 percent of the Corporation’s net sales.

Exports and operations outside Finland accounted for 92 percent of the Corporation’s net sales, or EUR 4,320 million. 47 percent of net sales originated from Europe, 25 percent from North America, 14 percent from Asia-Pacific, 9 percent from South America and 5 percent from the rest of the world.

Sales between business areas of EUR 96 million have been eliminated from the Corporation’s net sales.

Result

The Corporation’s operating profit before nonrecurring items and amortization of goodwill was EUR 250.6 million, representing 5.3 percent of net sales. The nonrecurring income of EUR 8 million arose from the sale of shares and other assets. The nonrecurring expenses of EUR 35 million originated mainly from business restructuring. During the year’s final quarter, nonrecurring expenses of EUR 8 million were booked.

Metso’s operating profit for 2002 was EUR 167.0 million, or 3.6 percent of net sales. Income before extraordinary items and taxes was EUR 93 million. Profit declined from the previous year, especially due to the weakened market situation in Germany and the USA. In addition, the operating losses of Metso Panelboard, part of Metso Ventures, and of the Converting Equipment group, part of Metso Paper, as well as the extensive integration carried out in Metso Minerals, weakened the Corporation’s profitability.

The Corporation’s net financial expenses were EUR 74 million, including dividend income of EUR 7 million.

The net income for the year was EUR 65 million. Earnings per share were EUR 0.48 or, excluding nonrecurring items and amortization of goodwill, EUR 0.99. The return on capital employed (ROCE) was 6.4 percent, while the return on equity (ROE) was 4.8 percent.

The Corporation’s tax rate was 28.0 percent (32.4% in 2001). The tax rate was exceptionally low because the accumulated losses of the Converting Equipment group became tax deductable already in 2002 when a memorandum of understanding was signed on its sale. On the other hand, the tax rate was raised by increased amortization of goodwill due to the Svedala acquisition.

Businesses

Key figures for Metso Paper

A memorandum of understanding was signed in November concerning the sale of Metso Paper’s Converting Equipment group. The group is regarded as a discontinued operation and has been transferred out of the Corporation’s continuing businesses. Metso Paper’s figures for the comparison year are also presented without the Converting Equipment group. Metso Panelboard was transferred to Metso Ventures at the beginning of 2002 and is reported in the figures for Metso Ventures.

	1-12/	1-12/
	02	01	Change
(in millions)	EUR	EUR	%

Net sales	1,812	2,209	(18)
Operating profit before nonrecurring items and amortization of goodwill	132.3	190.7	(31)
% of net sales	7.3	8.6
Operating profit	118.2	167.6	(29)
% of net sales	6.5	7.6
Orders received	1,642	1,737	(5)
Order backlog Dec. 31	742	957	(22)

In 2002 Metso Paper’s net sales were EUR 1,812 million, which is down 18 percent on the comparison year. Net sales decreased in paper technology, largely due to the small number of deliveries of large paper making lines. On the other hand, pulping technology deliveries increased slightly on the comparison period. Aftermarket and maintenance services accounted for 28 percent of net sales (26% in 2001).

Metso Paper’s operating profit before nonrecurring items and amortization of goodwill was EUR 132.3 million, or 7.3 percent of net sales. The small number of deliveries at the beginning of the year and the underutilization of production capacity weakened profitability. Nonrecurring expenses totaled EUR 6 million, and were mainly due to business restructuring in Sweden and the USA. Metso Paper’s operating profit was EUR 118.2 million, or 6.5 percent of net sales. During the final quarter of the year, Metso Paper’s deliveries increased and profitability improved clearly.

The value of orders received by Metso Paper was EUR 1,642 million and the order backlog at the end of the year was EUR 742 million.

The net sales of Metso Paper’s Converting Equipment group totaled EUR 160 million (EUR 176 million in 2001). The operating loss of the Converting Equipment group was EUR 8.9 million (operating profit EUR 3.0 million in 2001), which includes nonrecurring expenses of EUR 5 million.

Key figures for Metso Minerals

	1-12/	1-12/
	02	01	Change
(in millions)	EUR	EUR	%

Net sales	1,819	913	99
Operating profit before nonrecurring items and amortization of goodwill	107.9	44.6	142
% of net sales	5.9	4.9
Operating profit	51.4	14.7	250
% of net sales	2.8	1.6
Orders received	1,860	873	113
Order backlog Dec. 31	474	499	(5)

Metso Minerals’ net sales totaled EUR 1,819 million. The increase in net sales from the comparison year was largely due to Svedala, which was acquired in September 2001, being included in Metso Minerals’ figures for the whole year under review. Aftermarket and maintenance services accounted for 42 percent of net sales (35%).

Metso Minerals’ operating profit before nonrecurring items and amortization of goodwill was EUR 107.9 million, or 5.9 percent of net sales. The elimination of overlapping functions and the dismantling of surplus production capacity were gradually beginning to be reflected in a streamlined cost structure towards the end of the year. The nonrecurring expenses of EUR 13 million were mainly due to the closing of the Clintonville and Vespasiano plants and the restructuring of the Milwaukee plant in the USA.

The operating profit of Metso Minerals was EUR 51.4 million, or 2.8 percent of net sales. In the year’s final quarter, profitability improved even though net sales increased only slightly over the previous quarter.

The value of orders received by Metso Minerals was EUR 1,860 million and the order backlog at the end of the year was EUR 474 million.

Key figures for Metso Automation

	1-12/	1-12/
	02	01	Change
(in millions)	EUR	EUR	%

Net sales	622	693	(10)
Operating profit before nonrecurring items and amortization of goodwill	21.9	28.7	(24)
% of net sales	3.5	4.1
Operating profit	16.3	17.3	(6)
% of net sales	2.6	2.5
Orders received	643	676	(5)
Order backlog Dec. 31	185	182	2

Metso Automation’s net sales were EUR 622 million, which is down 10 percent on the comparison year. The decrease in net sales was largely due to reduced deliveries of automation systems for the pulp and paper industry. Aftermarket and maintenance services accounted for 23 percent (20%) of Metso Automation’s net sales.

Metso Automation’s operating profit before nonrecurring items and amortization of goodwill was EUR 21.9 million, or 3.5 percent of net sales. Profitability was weakened by tougher price competition and underutilization of production capacity. Nonrecurring expenses totaled EUR 3 million, and were due to business restructuring in Finland and the USA. Expenses were cut by approximately EUR 20 million and the personnel was reduced by approximately 400, or 8 percent. Metso Automation’s operating profit was EUR 16.3 million, or 2.6 percent of net sales. In the last quarter, the value of deliveries was the strongest of 2002 and the operating profit was higher than in the previous year.

The value of orders received by Metso Automation was EUR 643 million and the order backlog at the end of the year was EUR 185 million.

Key figures for Metso Ventures

In the beginning of 2002 Metso Panelboard was transferred to Metso Ventures. It is reported in Metso Ventures’ figures for the year under review and the comparison year.

	1-12/	1-12/
	02	01	Change
(in millions)	EUR	EUR	%

Net sales	374	489	(24)
Operating profit before nonrecurring items and amortization of goodwill	23.4	29.8	(21)
% of net sales	6.3	6.1
Operating profit	14.9	28.2	(47)
% of net sales	4.0	5.8

The net sales of Metso Ventures were down 24 percent on the comparison year, and totaled EUR 374 million. The operating profit of Metso Ventures was EUR 14.9 million, or 4.0 percent of net sales. Nonrecurring expenses amounted to EUR 8 million and were due to the restructuring of Metso Panelboard.

The net sales of Metso Panelboard decreased to EUR 66 million (EUR 144 million in 2001). In line with the goals set for the restructuring of Metso Panelboard the operating result turned positive in the final quarter of the year. However, the operating result for the whole year before nonrecurring items and amortization of goodwill was a loss of EUR 11.8 million (loss EUR 6.1 million). Metso Panelboard’s operating loss was EUR 20.6 million (loss EUR 7.2 million). During the second half of the year Metso Panelboard received significantly more orders than during the first half. The value of orders received during the year amounted to EUR 128 million (EUR 72 million), and the order backlog increased to EUR 76 million (EUR 14 million).

Metso Drives’ net sales were decreased to EUR 173 million (EUR 204 million). Metso Drives’ operating profit was EUR 12.8 million (EUR 8.3 million). The value of orders received amounted to EUR 150 million (EUR 220 million) and the order backlog at the end of the year was EUR 53 million (EUR 88 million).

Valmet Automotive’s net sales decreased to EUR 128 million (EUR 136 million). Valmet Automotive’s operating profit was EUR 23.4 million (EUR 27.4 million). In the year under review 41,066 cars were manufactured (41,916 cars in 2001).

Cash flow and balance sheet

In 2002 Metso’s net cash provided by operating activities was EUR 252 million. Cash flow continued to be strong in the year’s final quarter, totaling EUR 93 million. Net interest bearing liabilities fell from EUR 1,184 million at the end of September to EUR 1,118 million at the end of December. Gearing, i.e. the ratio of net interest bearing liabilities to shareholders’ equity, fell from 87.3 percent at the end of September to 80.6 percent at the end of December. The strengthening of the euro against Metso’s other main currencies affected the Corporation’s currency-denominated shareholders’ equity which decreased equity by EUR 85 million during the financial year. This raised gearing by 4.6 percentage points. The long-term portion of interest bearing debt accounted for 75 percent of the total. The Corporation’s equity to assets ratio was 33.3 percent.

On December 3, 2002, Moody’s Investors Service confirmed its current Baa2 long-term rating for Metso Corporation. At the same time Metso’s outlook was changed from stable to negative. On November 26, 2002, Standard & Poor’s Rating Services lowered its long-term rating of Metso Corporation from BBB+ to BBB. At the same time the A-2 short-term rating was affirmed. All ratings were removed from Credit Watch and Metso’s outlook was considered to be stable.

Metso’s goal has been to return gearing to less than 50 percent by the end of the first quarter of 2003. Steps continue to be taken to achieve this goal by, for example, reducing net working capital. However, in the current market situation, the corporate divestments required to fulfil this target look to be advancing more slowly than expected.

Capital expenditure

Metso’s gross capital expenditure was EUR 194 million (EUR 982 million) and the net capital expenditure was EUR 56 million (EUR 884 million). The most significant capital expenditures during the year were Metso Paper’s service centers in Finland and Brazil and Metso Drives’ efforts to raise the capacity of its gears production and service center. The figure for the comparison year includes a net EUR 804 million for the acquisition of Svedala.

Revised strategy for Metso Automation

Metso Automation’s strategy was revised in the second half of the year to improve the profitability of the automation business and to better utilize the Corporation’s internal synergy potential. The focus of Metso Automation’s operations is being redirected to industry-specific process automation for the pulp and paper industry and for rock and mineral processing as well as field systems solutions for various industry sectors.

Integration of Metso Minerals

Metso Minerals’ operational integration was concluded by the end of September. By the end of the year under review 12 production plants, mostly in the USA, had been closed down or sold. In addition, as a result of the integration of distribution operations, about 70 distribution and service units were closed. These decisions reduced Metso Minerals’ personnel by about 1,800 from the beginning of integration to the end of 2002. Metso Minerals also divested or closed four non-core businesses — Svedala Robot B.V., Kranlyft Ab, Interconsult i Falkenberg Ab and Oy Rolac Ab. The combined sales of these units totaled EUR 79 million in 2001.

At the turn of the year Metso Minerals finalized the divestiture of its Hodge foundry unit in Greenville, Pennsylvania, which was sold to a group of investors. The foundry, employing 90 persons, was transferred on December 31, 2002 to the new company, Hodge Foundry, Inc.

At the beginning of the process, it was estimated that the annual synergy benefits of integration would amount to EUR 70 million and be realized in full in 2003. Later, the target was raised to EUR 90 million, of which more than half was realized in 2002.

The total nonrecurring restructuring expenses of integration from the acquisition date have been EUR 72 million (90 million net of tax benefits of EUR 18 million).

Corporate-wide synergy projects

The corporate-wide synergy projects aim at better utilizing Metso’s joint resources, processes and methods. In 2002, reorganization of administrative functions in North America was launched, and a project aiming to exploit the synergy potential within the Corporation’s purchasing activities was also started. These two projects together are estimated to produce annual cost benefits of over EUR 50 million. In addition, Metso continued to unify its administrative operations in

China and to concentrate its Brazilian operations in Sorocaba, São Paulo.

In December, Metso announced that it would rationalize its Finnish financial administration by establishing a service center to centrally handle all the financial administration services of its Finnish units. The service center will operate in two locations, Tampere and Jyväskylä, and is expected to reduce the personnel required for financial administration and payroll accounting by about 50.

Corporate acquisitions and divestments

In April Metso sold Metso Works, a company with engineering workshop operations in Pori, Parkano and Loviisa, Finland to Hollming Oy. Metso Works’ net sales in 2001 totaled EUR 38 million and its personnel numbered 532.

In September, Metso acquired YIT’s shareholding in Scandinavian Mill Service Oy, i.e. 51 percent of the company’s shares. After this, Metso owns the entire share capital of Scandinavian Mill Service. The company’s net sales in 2001 were EUR 5.3 million and its personnel numbered 140. The acquisition is in line with Metso’s aim to expand its scope in daily service operations for the pulp and paper industry.

In November, Metso signed a memorandum of understanding with the Swiss Bobst Group SA for the sale of its Converting Equipment group. The transaction is intended to be completed in the first quarter of 2003. The value of the transaction is approximately EUR 90 million, corresponding to the group’s book value in Metso’s balance sheet.

In December, Metso signed a memorandum of understanding for the sale of its foundry operations, located in Karlstad, Sweden, to a newly established company, which is owned by Åkers AB and Metso Paper Karlstad AB. Åkers AB will initially hold 51 percent of the shares in the new company, and it has an option to acquire the rest of the shares later.

Research and development

Metso’s research and development expenditure in the year under review totaled EUR 156 million (EUR 150 million), or 3.3 percent of the Corporation’s net sales.

In 2002, research and development focused mainly on strengthening lifecycle technologies and process know-how in line with the Metso Future Care business concept. In fiber and paper technology, investments were made mostly in mechanical pulp processing and paper surface treatment technologies. In rock and minerals processing, development focused especially on high-precision simulations and knowledge-based control systems. In automation and control technology, the aim was to develop automation and information system solutions, mainly those based on open standards, and paper quality measurements. The development of power transmission technology focused on gear technology and maintenance services. In panelboard technology, improvements were made in the continuously operated press and related process technology.

Personnel

In 2002, Metso’s personnel numbered 29,258 on average. At the end of the year the number of personnel was 28,489, or 6 percent less than at the end of 2001.

The Corporation employed 37 percent of its total personnel in Finland, 13 percent in other Nordic countries, 17 percent in other European countries, 17 percent in North America, 5 percent in Asia-Pacific, 6 percent in South America and 5 percent in the rest of the world.

Of the personnel, 34 percent were employed by Metso Paper, 38 percent by Metso Minerals, 15 percent by Metso Automation and 10 percent by Metso Ventures. 3 percent of the Corporation’s personnel worked in the Converting Equipment group.

Changes in corporate management

Metso’s Board of Directors has appointed Olli Vaartimo (52), M.Sc. (Econ), the Corporation’s Executive Vice President, CFO and Deputy to the President. Vaartimo will start in this position by May 1, 2003. Vaartimo is currently President of Metso Minerals.

Sakari Tamminen, Metso’s Executive Vice President, CFO, has been appointed the CEO of Rautaruukki as of January 1, 2004. Tamminen will transfer to Rautaruukki by May 1, 2003.

On January 29, 2003, Metso’s Board of Directors appointed Bertel Langenskiöld (52), M.Sc. (Eng), the President of Metso Minerals and a member of Metso’s Executive Board. He is currently the President and CEO of Fiskars Corporation. Langenskiöld will start in this position at a date that will be confirmed later.

Board of Directors and Auditors

Metso Corporation’s Annual General Meeting held on March 27, 2002 re-elected Pertti Voutilainen as Chairman of the Board. Mikko Kivimäki was re-elected the Vice Chairman of the Board. Board members re-elected were Heikki Hakala, Juhani Kuusi, Jaakko Rauramo, Markku Tapio and Pentti Mäkinen, who was proposed by the personnel of Metso

Corporation. PricewaterhouseCoopers, Authorized Public Accountants, was re-elected as the Corporation’s auditor, with the responsible auditors being Lars Blomquist, APA, and Heikki Lassila, APA.

Decisions of the Annual General Meeting

The Annual General Meeting of Metso Corporation on March 27, 2002 authorized the Board of Directors to resolve the repurchase and transfer of the Corporation’s own shares as well as to increase the share capital within one year of the shareholders’ meeting. The Corporation’s own shares may be procured for use as payment in possible future acquisitions or for financing investments. The Board of Directors had not utilized the authorization by December 31, 2002.

The Annual General Meeting decided to pay a dividend of EUR 0.60 per share for the fiscal year that ended December 31, 2001.

Shares

The number of Metso Corporation shares on December 31, 2002 was 136,250,545 and the shareholders’ equity was EUR 232 million.

During the year under review, 77 million Metso Corporation shares were traded on the Helsinki Exchanges, corresponding to a value of EUR 931 million. The share price on December 31, 2002 was EUR 10.30. The highest quotation was EUR 15.15 and the lowest EUR 7.73. The Corporation’s market capitalization in the Helsinki Exchanges on December 31, 2002 was EUR 1,403 million.

Metso’s ADS turnover on the New York Stock Exchange amounted to USD 10 million. The price of an ADS on December 31, 2002 was USD 10.92. The highest quotation was USD 14.26 and the lowest USD 7.81.

Events after the review period

On January 17, 2003, Metso sold its hydraulic power transmission unit, Metso Hydraulics, to Sampo-Rosenlew Oy. Metso Hydraulics was part of the Metso Ventures business area. In 2002, its net sales was EUR 18 million, operating profit EUR 3 million and number of personnel approximately 120.

On January 31, 2003, Metso agreed on the sale of its Network Management Solutions companies (NMS) to Telvent from Spain. The divestment is expected to be closed in February 2003. The value of the transaction is approximately EUR 35 million and it will reduce Metso’s gearing by approximately 3 percentage points.

Short-term outlook

The market environment is expected to continue uncertain in the near future.

No significant change in the near term is expected in Metso Paper’s market situation, although the paper industry’s investment planning activity seems to be cautiously reviving.

The demand for construction and civil engineering industry products supplied by Metso Minerals is expected to remain at the present level. The prospects for the mining industry have improved slightly everywhere except for the USA.

The demand for Metso Automation’s field systems is expected to pick up slightly.

The actions taken to streamline the cost structure create a basis for improved profitability in 2003. The work in order to achieve the Corporation’s financial goals continues.

Board of Directors’ proposal for the distribution of profit

The consolidated distributable funds of Metso Corporation on December 31, 2002 were EUR 861 million. The parent company’s distributable funds totaled EUR 697 million. On December 31, 2002, a total of 136,189,704 Metso shares, giving entitlement to full dividends for 2002, were held outside the Corporation.

Metso Corporation’s Board of Directors proposes to the Annual General Meeting that a dividend of EUR 0.60 per share be distributed.

Annual General Meeting

The Annual General Meeting of Metso Corporation will be held at 2 p.m. on Tuesday, April 15, 2003 at the Marina Congress Center in Helsinki.

Helsinki, February 5, 2003
Metso Corporation’s Board of Directors

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. Since these statements are based on current decisions and plans and currently known factors, they involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company. Such factors include, but are not limited to: (1) general economic conditions, including fluctuations in exchange rates and interest levels, which influence the operating environment and profitability of customer industries and groups and thereby the orders received by the company and their margins; (2) the competitive situation, especially significant technological solutions developed by competitors in the company’s business areas; (3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement; and (4) the success of pending and future acquisitions and restructuring and changes in the company’s business strategy.

(The review is unaudited)

CONSOLIDATED STATEMENTS OF INCOME

	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001
(Millions)	EUR	EUR	EUR	EUR

Net sales	1,297	1,437	4,691	4,343
Cost of goods sold	(944)	(1,052)	(3,425)	(3,200)

Gross profit	353	385	1,266	1,143
Selling, general and administrative expenses	(258)	(310)	(1,015)	(873)

Operating profit before nonrecurring operating items and amortization of goodwill	95	75	251	270
% of net sales	7.3%	5.2%	5.3%	6.2%
Nonrecurring operating income and expenses	(8)	16	(27)	4
Amortization of goodwill	(14)	(16)	(57)	(28)

Operating profit	73	75	167	246
% of net sales	5.6%	5.2%	3.6%	5.7%
Financial income and expenses	(19)	(25)	(74)	(24)

Income before extraordinary items and income taxes	54	50	93	222

	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001
(Millions)	EUR	EUR	EUR	EUR

Extraordinary income and expenses	—	(3)	—	(8)

Income before taxes	54	47	93	214
Income taxes	(6)	(17)	(26)	(72)
Minority interests	0	3	(2)	(1)

Net income	48	33	65	141

CONSOLIDATED BALANCE SHEETS

	Dec 31, 2002	Dec 31, 2001
(Millions)	EUR	EUR

Fixed assets and financial assets
Intangible assets	1,011	1,094
Tangible assets	891	886
Financial assets	103	215
Current assets
Inventories	819	949
Receivables	1,385	1,686
Cash and cash equivalents	190	212

Total assets	4,399	5,042

Share capital	232	232
Other shareholders’ equity	1,147	1,237
Minority interests	10	7
Long-term liabilities	1,172	1,362
Current liabilities	1,838	2,204

Total shareholders’ equity and liabilities	4,399	5,042

Net interest bearing liabilities
Long-term interest bearing liabilities	1,020	1,179
Short-term interest bearing liabilities	333	389
Cash and cash equivalents	(190)	(212)
Other interest bearing assets	(45)	(105)

Total	1,118	1,251

CONSOLIDATED STATEMENTS OF CASH FLOWS

	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001
(Millions)	EUR	EUR	EUR	EUR

Cash flows from operating activities:
Net income	48	33	65	141
Adjustments to reconcile net income to net cash provided by operating activities Depreciation and amortization	48	56	197	149
Other	(17)	(44)	12	(42)
Change in net working capital	14	39	(22)	(13)

Net cash provided by (used in) operating activities	93	84	252	235

Cash flows from investing activities:
Capital expenditures on fixed assets	(51)	(64)	(191)	(154)
Proceeds from sale of fixed assets	6	6	33	18
Acquisition of Svedala, net of cash acquired	—	0	—	(804)
Other business acquisitions, net of cash acquired	(1)	(13)	(1)	(24)
Proceeds from sale of businesses	4	13	38	17
Tax consequences on sale of Timberjack	—	(28)	—	(85)
(Investments in) proceeds from sale of shares and marketable securities	28	60	107	89

Net cash provided by (used in) investing activities	(14)	(26)	(14)	(943)

Cash flows from financing activities:
Dividends paid	—	—	(82)	(81)
Net funding	(24)	(191)	(161)	446
Other	1	30	10	68

Net cash provided by (used in) financing activities	(23)	(161)	(233)	433

Effect of changes in exchange rates on cash and cash equivalents	0	8	(27)	2

Net increase (decrease) in cash and cash equivalents	56	(95)	(22)	(273)
Cash and cash equivalents at beginning of period	134	307	212	485

	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001
(Millions)	EUR	EUR	EUR	EUR

Cash and cash equivalents at end of period	190	212	190	212

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

		Share	Share		Cumulative	Reserve
	Number	capital	premium	Legal	translation	for own	Other	Retained
	of	(par value	reserve	reserve	adjustments	shares	reserves	earnings	Total
	shares	EUR 1.70
(Millions)	(thousands)	per share)	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance at Dec 31, 2001	136,251	232	14	221	25	1	202	774	1,469

Dividends	—	—	—	—	—	—	—	(82)	(82)
Translation differences	—	—	—	—	(85)	—	—	—	(85)
Other	—	—	—	6	—	—	—	6	12
Net income	—	—	—	—	—	—	—	65	65

Balance at Dec 31, 2002	136,251	232	14	227	(60)	1	202	763	1,379

The distributable funds of Metso Corporation at December 31, 2002 consist of retained earnings (EUR 763 million) excluding accelerated depreciation and untaxed reserves (EUR 44 million) and negative translation differences (EUR 60 million), and other reserves (EUR 202 million), totaling EUR 861 million. At the end of the period Metso Corporation possessed 60,841 of its own shares.

THE IMPACT ON NET INCOME BY NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL

	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001
(Millions)	EUR	EUR	EUR	EUR

Nonrecurring operating income and expenses, net	(7.9)	15.8	(26.5)	3.7
Amortization of goodwill	(13.7)	(15.4)	(57.1)	(27.9)

	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001
(Millions)	EUR	EUR	EUR	EUR

Expenses related to the temporary financing of the Svedala acquisition (incl. in financing expenses)	—	(4.9)	—	(4.9)

Nonrecurring items and amortization of goodwill, total	(21.6)	(4.5)	(83.6)	(29.1)
Tax effect	1.8	11.6	13.2	5.4

The impact of nonrecurring items and amortization of goodwill on net income	(19.8)	7.1	(70.4)	(23.7)
Earnings / share, EUR	0.35	0.26	0.48	1.09
The impact of nonrecurring items and amortization of goodwill on earnings / share	0.14	(0.06)	0.51	0.17
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.49	0.20	0.99	1.26

ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Dec 31,	Dec 31,
	2002	2001
(Millions)	EUR	EUR

Mortgages on corporate debt	1	2
Other pledges and contingencies
Mortgages	2	2
Pledged assets	0	1
Guarantees on behalf of associated company obligations	0	1
Other guarantees	4	4
Repurchase and other commitments	25	30
Lease commitments	181	193

NOTIONAL AMOUNTS, CARRYING AMOUNTS AND FAIR VALUES OF DERIVATIVE FINANCIAL INSTRUMENTS

	Notional amount		Carrying amount		Fair value

	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2002	2001	2002	2001	2002	2001
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Forward exchange rate contracts	1,617	1,421	38	(23)	65	(29)
Interest rate and currency swaps	4	37	0	(7)	(1)	(8)
Currency swaps	100	121	2	(1)	1	(3)
Interest rate swaps	60	22	0	0	2	0
Interest rate futures contracts	15	—	0	—	0	—
Option agreements
Bought	9	112	1	1	1	1
Sold	14	116	0	(1)	0	(1)

Carrying amounts noted in the table above are included in the balance sheet. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk. The fair value reflects the estimated amounts that Metso would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

KEY RATIOS

	Dec 31, 2002	Dec 31, 2001

Earnings/share, EUR	0.48	1.09
Earnings/share excl. nonrecurring items and amortization of goodwill, EUR	0.99	1.26
Equity/share, EUR	10.12	10.78
Return on equity (ROE), %	4.8	10.4
Return on capital employed (ROCE), %	6.4	12.3
Equity to assets ratio, %	33.3	31.1
Gearing, %	80.6	84.8

Average number of shares (thousands)	136,190	136,135

EXCHANGE RATES USED

	1-12/2002	1-12/2001	Dec 31, 2002	Dec 31, 2001

USD (US dollar)	0.9449	0.8957	1.0487	0.8813
(Swedish krona)	9.1591	9.2557	9.1528	9.3012

	1-12/2002	1-12/2001	Dec 31, 2002	Dec 31, 2001

GBP (Pound sterling)	0.6288	0.6219	0.6505	0.6085
CAD (Canadian dollar)	1.4828	1.3867	1.6550	1.4077

BUSINESS AREA INFORMATION

NET SALES BY BUSINESS AREA	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001	Change
(Millions)	EUR	EUR	EUR	EUR	%

Metso Paper	571	615	1,812	2,209	(18)
Metso Minerals	438	507	1,819	913	99
Metso Automation	167	194	622	693	(10)
Metso Ventures	108	97	374	489	(24)
Intra Metso net sales	(33)	(24)	(96)	(137)

Continuing operations	1,251	1,389	4,531	4,167	9

Converting Equipment	46	48	160	176	(9)

Metso total	1,297	1,437	4,691	4,343	8

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS
AND AMORTIZATION OF GOODWILL BY BUSINESS AREA	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001	Change
(Millions)	EUR	EUR	EUR	EUR	%

Metso Paper	54.8	51.1	132.3	190.7	(31)
Metso Minerals	27.1	15.8	107.9	44.6	142
Metso Automation	7.2	7.8	21.9	28.7	(24)
Metso Ventures	12.1	7.4	23.4	29.8	(21)
Corporate Headquarters and other	(6.9)	(8.2)	(31.8)	(27.6)	(15)

Continuing operations	94.3	73.9	253.7	266.2	(5)

Converting Equipment	0.3	1.5	(3.1)	4.3	(172)

Metso total	94.6	75.4	250.6	270.5	(7)

NONRECURRING OPERATING ITEMS BY BUSINESS AREA	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	1.4	(5.9)	(5.9)	(14.9)
Metso Minerals	(1.1)	(12.5)	(13.3)	(16.0)

NONRECURRING OPERATING ITEMS BY BUSINESS AREA	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001
(Millions)	EUR	EUR	EUR	EUR

Metso Automation	(1.9)	(8.5)	(2.6)	(8.5)
Metso Ventures	(2.3)	—	(7.1)	—
Corporate Headquarters and other	(0.9)	42.7	6.9	43.1

Continuing operations	(4.8)	15.8	(22.0)	3.7

Converting Equipment	(3.1)	—	(4.5)	—

Metso total	(7.9)	15.8	(26.5)	3.7

AMORTIZATION OF GOODWILL BY BUSINESS AREA	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001
(Millions)	EUR	EUR	EUR	EUR

Metso Paper	(2.0)	(2.2)	(8.2)	(8.2)
Metso Minerals	(10.3)	(11.4)	(43.2)	(13.9)
Metso Automation	(0.7)	(1.0)	(3.0)	(2.9)
Metso Ventures	(0.4)	(0.5)	(1.4)	(1.6)

Continuing operations	(13.4)	(15.1)	(55.8)	(26.6)

Converting Equipment	(0.3)	(0.3)	(1.3)	(1.3)

Metso total	(13.7)	(15.4)	(57.1)	(27.9)

OPERATING PROFIT (LOSS) BY BUSINESS AREA	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001	Change
(Millions)	EUR	EUR	EUR	EUR	%

Metso Paper	54.2	43.0	118.2	167.6	(29)
Metso Minerals	15.7	(8.1)	51.4	14.7	250
Metso Automation	4.6	(1.7)	16.3	17.3	(6)
Metso Ventures	9.4	6.9	14.9	28.2	(47)
Corporate Headquarters and other	(7.8)	34.5	(24.9)	15.5	(261)

Continuing operations	76.1	74.6	175.9	243.3	(28)

Converting Equipment	(3.1)	1.2	(8.9)	3.0	(397)

Metso total	73.0	75.8	167.0	246.3	(32)

ORDERS RECEIVED BY BUSINESS AREA	10-12/	10-12/	1-12/	1-12/
	2002	2001	2002	2001	Change
(Millions)	EUR	EUR	EUR	EUR	%

Metso Paper	281	464	1,642	1,737	(5)
Metso Minerals	431	435	1,860	873	113
Metso Automation	158	171	643	676	(5)
Metso Ventures	125	93	411	440	(7)
Intra Metso orders received	(28)	(27)	(106)	(117)

Continuing operations	967	1,136	4,450	3,609	23

Converting Equipment	75	33	196	169	16

Metso total	1,042	1,169	4,646	3,778	23

	Dec 31,	Dec 31,	Change
PERSONNEL BY BUSINESS AREA	2002	2001	%

Metso Paper	9,719	9,458	3
Metso Minerals	10,784	11,725	(8)
Metso Automation	4,150	4,532	(8)
Metso Ventures	2,873	3,586	(20)
Corporate Headquarters and other	134	117	15

Continuing operations	27,660	29,418	(6)

Converting Equipment	829	824	1

Metso total	28,489	30,242	(6)

QUARTERLY INFORMATION NET SALES BY BUSINESS AREA	10-12/	1-3/	4-6/	7-9/	10-12/
	2001	2002	2002	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	615	418	412	411	571
Metso Minerals	507	436	518	427	438
Metso Automation	194	151	155	149	167
Metso Ventures	97	95	85	86	108
Intra Metso net sales	(24)	(27)	(27)	(9)	(33)

Continuing operations	1,389	1,073	1,143	1,064	1,251

Converting Equipment	48	38	35	41	46

Metso total	1,437	1,111	1,178	1,105	1,297

OPERATING PROFIT (LOSS) BEFORE NONRECURRING ITEMS AND AMORTIZATION OF GOODWILL	10-12/	1-3/	4-6/	7-9/	10-12/
	2001	2002	2002	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	51.1	32.5	30.5	14.5	54.8
Metso Minerals	15.8	22.0	36.9	21.9	27.1
Metso Automation	7.8	0.1	8.5	6.1	7.2
Metso Ventures	7.4	0.2	7.1	4.0	12.1
Corporate Headquarters and other	(8.2)	(7.3)	(9.4)	(8.2)	(6.9)

Continuing operations	73.9	47.5	73.6	38.3	94.3

Converting Equipment	1.5	(0.8)	(2.1)	(0.5)	0.3

Metso total	75.4	46.7	71.5	37.8	94.6

NONRECURRING OPERATING ITEMS BY BUSINESS AREA	10-12/	1-3/	4-6/	7-9/	10-12/
	2001	2002	2002	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	(5.9)	—	(7.1)	(0.2)	1.4
Metso Minerals	(12.5)	(2.8)	(5.5)	(3.9)	(1.1)
Metso Automation	(8.5)	—	(0.9)	0.2	(1.9)
Metso Ventures	—	—	0.6	(5.4)	(2.3)
Corporate Headquarters and other	42.7	0.8	—	7.0	(0.9)

Continuing operations	15.8	(2.0)	(12.9)	(2.3)	(4.8)

Converting Equipment	—	—	(0.6)	(0.8)	(3.1)

Metso total	15.8	(2.0)	(13.5)	(3.1)	(7.9)

AMORTIZATION OF GOODWILL BY BUSINESS AREA	10-12/	1-3/	4-6/	7-9/	10-12/
	2001	2002	2002	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	(2.2)	(2.2)	(2.0)	(2.0)	(2.0)
Metso Minerals	(11.4)	(10.2)	(11.8)	(10.9)	(10.3)
Metso Automation	(1.0)	(0.8)	(0.8)	(0.7)	(0.7)
Metso Ventures	(0.5)	(0.3)	(0.4)	(0.3)	(0.4)

Continuing operations	(15.1)	(13.5)	(15.0)	(13.9)	(13.4)

AMORTIZATION OF GOODWILL BY BUSINESS AREA	10-12/	1-3/	4-6/	7-9/	10-12/
	2001	2002	2002	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Converting Equipment	(0.3)	(0.3)	(0.4)	(0.3)	(0.3)

Metso total	(15.4)	(13.8)	(15.4)	(14.2)	(13.7)

OPERATING PROFIT (LOSS) BY BUSINESS AREA	10-12/	1-3/	4-6/	7-9/	10-12/
	2001	2002	2002	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	43.0	30.3	21.4	12.3	54.2
Metso Minerals	(8.1)	9.0	19.6	7.1	15.7
Metso Automation	(1.7)	(0.7)	6.8	5.6	4.6
Metso Ventures	6.9	(0.1)	7.3	(1.7)	9.4
Corporate Headquarters and other	34.5	(6.5)	(9.4)	(1.2)	(7.8)

Continuing operations	74.6	32.0	45.7	22.1	76.1

Converting Equipment	1.2	(1.1)	(3.1)	(1.6)	(3.1)

Metso total	75.8	30.9	42.6	20.5	73.0

CAPITAL EMPLOYED BY BUSINESS AREA	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2001	2002	2002	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	562	464	547	532	517
Metso Minerals	1,525	1,576	1,523	1,429	1,401
Metso Automation	282	261	244	228	207
Metso Ventures	139	128	129	137	145
Corporate Headquarters and other	476	414	372	353	417

Continuing operations	2,984	2,843	2,815	2,679	2,687

Converting Equipment	60	64	64	72	55

Metso total	3,044	2,907	2,879	2,751	2,742

ORDERS RECEIVED BY BUSINESS AREA	10-12/	1-3/	4-6/	7-9/	10-12/
	2001	2002	2002	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	464	490	473	398	281
Metso Minerals	435	545	469	415	431
Metso Automation	171	162	184	139	158
Metso Ventures	93	83	112	91	125

ORDERS RECEIVED BY BUSINESS AREA	10-12/	1-3/	4-6/	7-9/	10-12/
	2001	2002	2002	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Intra Metso orders received	(27)	(27)	(28)	(23)	(28)

Continuing operations	1,136	1,253	1,210	1,020	967

Converting Equipment	33	38	46	37	75

Metso total	1,169	1,291	1,256	1,057	1,042

ORDER BACKLOG BY BUSINESS AREA	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2001	2002	2002	2002	2002
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	957	1,023	1,063	1,035	742
Metso Minerals	499	592	504	461	474
Metso Automation	182	193	209	199	185
Metso Ventures	111	101	116	122	139
Intra Metso order backlog	(49)	(48)	(46)	(56)	(53)

Continuing operations	1,700	1,861	1,846	1,761	1,487

Converting Equipment	72	71	79	77	102

Metso total	1,772	1,932	1,925	1,838	1,589

Metso Corporation

Sakari Tamminen Executive Vice President and CFO	Helena Aatinen Senior Vice President Corporate Communications

distribution:
Helsinki Exchanges
New York Stock Exchange
Media
www.metso.com

SIGNATURES

Date February 5, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation